UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is being incorporated by reference into: Form F-3 Registration Statements File Nos. 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302 and 333-142284

6-K Items

1. Press release dated November 23, 2007 re Attunity Announces 2007 Annual General Meeting

2. Attunity Ltd Proxy Statement for Annual General Meeting to be held December 31, 2007 and Form of Proxy Card.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD By: /s/ Dror Elkayam —————————————— Dror Elkayam, VP Finance and Secretary

Date: November 26, 2007

Attunity Announces 2007 Annual General Meeting

Burlington, MA, November 23, 2007 – Attunity, Ltd. (NasdaqCM: ATTU), a leading provider of enterprise-class software for application and data integration and workplace solutions in the Composite Applications market, announced today that its 2007 Annual General Meeting of Shareholders will be held on Monday, December 31, 2007 at 10:00 a.m. Israel time, at the offices of the Company, Kfar-Netter Industrial Park, Kfar-Netter, Israel. The record date for the meeting is November 23, 2007. The Company will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish the proxy statement to the Securities and Exchange Commission (SEC) on Form 6-K.

        The agenda of this announced annual general meeting is as follows:

1.	To re-elect Shimon Alon, Dov Biran, Dan Falk, Aki Ratner and Ron Zuckerman as directors of the Company;

2.	To re-elect Mr. Zamir Bar-Zion as outside director;

3.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors and to authorize the board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services;

4.	To authorize the Board of Directors to effect, within the next 12 months, a reverse share split of all of the Ordinary Shares at a ratio not to exceed one-for-eight and to approve related amendments to the Company’s Memorandum and Articles of Association;

5.	To approve amendments to Articles 28 and 96 of the Company’s Articles of Association, relating to delivery of notices;

6.	To authorize the Company to raise up to $3 million in a private placement of convertible notes and warrants; and

7.	To review and consider the auditors’ report and the Company’s consolidated financial statements for the year ended December 31, 2007.

Items 1, 2, 3, 5 and 6 require the approval of a simple majority of the shares voted on the matter. Item 4 requires the affirmative vote of not less than 75% of the shares voted on the matter. Item 7 does not require a vote by the shareholders.

IMPORTANT NOTE: The securities to be offered in the private placement will not be registered under the Securities Act of 1933, as amended (the “Act”) or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act and applicable state securities laws. This news release does not constitute an offer to purchase, sell or exchange or a solicitation of an offer to purchase, sell or exchange any securities of the Company.

About Attunity

Attunity (NASDAQ-CM: ATTU) has delivered sophisticated data integration solutions for nearly 20 years and today is at the forefront of the Composite Applications market focused on the business workplace, with its flagship product Attunity InFocus. With Attunity InFocus, organizations can develop sophisticated workplace-focused applications that make business managers at all levels more effective by giving them the information, context, activity and collaboration tools to resolve the business problems that dominate their day.

With successful deployments of its software products at thousands of organizations worldwide, Attunity provides enterprise-class software directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos.

Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; our inability to satisfy NASDAQ’s requirements for continued listing, and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2007 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:

Andy Bailey, VP Marketing Attunity +1 781-213-5204 andy.bailey@attunity.com	Dror Elkayam, VP Finance Attunity +972 9-899-3000 dror.elkayam@attunity.com

ATTUNITY LTD

NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MONDAY, DECEMBER 31, 2007

To the Shareholders of Attunity Ltd (“we”, “Attunity” or the “Company”):

        We cordially invite you to the 2007 Annual General Meeting of Shareholders (the “Meeting”) of Attunity to be held at 10:00 a.m. (Israel time), on Monday, December 31, 2007, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel, for the following purposes:

1.	To elect five directors;

2.	To re-elect Mr. Zamir Bar-Zion as outside director;

3.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services;

4.	To authorize our Board of Directors to effect a reverse share split of all of our Ordinary Shares at a ratio not to exceed one-for-eight and to approve related amendments to the Company’s Memorandum and Articles of Association;

5.	To approve amendments to Articles 28 and 96 of our Articles of Association, relating to delivery of notices, as specified in Item 5 of the Proxy Statement;

6.	To authorize the Company to raise up to $3 million in a private placement of convertible notes and warrants, as specified in Item 6 of the Proxy Statement; and

7.	To review and consider our auditors’ report and our consolidated financial statements for the year ended December 31, 2006.

        The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

        Shareholders of record at the close of business on November 23, 2007 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors DROR ELKAYAM VP Finance & Secretary

November 22, 2007

ATTUNITY LTD
Kfar-Netter Industrial Park, Kfar-Netter, Israel

PROXY STATEMENT

2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd (“we”, “Attunity” or the “Company”) to be voted at the 2007 Annual General Meeting of Shareholders (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of 2007 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time), on Monday, December 31, 2007, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about November 25, 2007.

Purpose of the Meeting

        It is proposed that at the Meeting resolutions be adopted (1) to elect five directors; (2) to re-elect Mr. Zamir Bar-Zion as outside director; (3) to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; (4) to authorize our Board of Directors to effect a reverse share split of all of our Ordinary Shares at a ratio not to exceed one-for-eight and to approve related amendments to the Company’s Memorandum and Articles of Association; (5) to approve amendments to Articles 28 and 96 of our Articles of Association, relating to delivery of notices, as specified in Item 5 of this Proxy Statement: and (6) to authorize the Company to raise up to $3 million in a private placement of convertible notes and warrants, as specified in Item 6 of this Proxy Statement.

        In addition, our auditors’ report and our consolidated financial statements for the year ended December 31, 2006, which are enclosed herewith, will be reviewed and considered at the Meeting.

Recommendation of the Board of Directors

        Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

        Only holders of record of our Ordinary Shares, par value (nominal value) NIS 0.10 per share, as of the close of business on November 23, 2007 (the “record date”), are entitled to notice of, and to vote at, the Meeting. As of November 22, 2007, the date of this proxy statement, there were outstanding 23,196,236 Ordinary Shares. Each Ordinary Share entitles the holder to one vote.

        Consistent with our Articles of Association and the Israeli Companies Law, 5759-1999, or the Companies Law, the quorum at the Meeting shall be two shareholders present, in person or by proxy, holding or representing at least twenty five percent 25% of the voting rights in the Company. If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to Monday, January 7, 2007 at the same time and place or any other date and place as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum

Voting and Proxies

        Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted in accordance with the recommendation of the Board of Directors. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. However, abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

        We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited chiefly by mail and may also be solicited personally or by telephone by our directors, officers and employees; none of whom will receive additional compensation therefore. However, we may retain an outside professional to assist in the solicitation of proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of stock.

        You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

        Joint holders of shares should take note that, pursuant to Article 40 of our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information as of November 21, 2007 regarding the beneficial ownership by (i) each of our directors, (ii) all shareholders known to us to own beneficially more than 5% of our Ordinary Shares and (iii) all directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)

Shimon Alon	1,263,718	(3)	5.4%
Aki Ratner	1,319,399	(4)	5.7%
Ron Zuckerman	1,263,718	(5)	5.4%
Rimon Investment Master Fund L.P.	1,200,000	(6)	5.2%
Arie Gonen	1,267,989	(7)	5.4%
Dov Biran	903,720	(8)	3.9%
Dani Falk	*		*
Zamir Bar-Zion	*		*
Anat Segal	*		*
Zafrir Ron	*		*
Dror Elkayam	*		*
Directors and Executive Officers
as a group (consisting of 9 persons)	4,264,880		18.4%

*	Less Than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 23,196,236 shares issued and outstanding as of November 21, 2007.

(3)	Mr. Alon is the Chairman of our Board. Includes an aggregate of 780,739 Ordinary Shares; Convertible Promissory Notes due 2009 to purchase 294,400 Ordinary Shares at a conversion price of $1.25 per share; Warrants purchased from funds led by Weiss, Peck and Greer Investments, a division of Robeco USA, LLC (“WPG”) to purchase 48,179 Ordinary Shares at an exercise price of $2.75 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 30,000 Ordinary Shares issuable upon exercise of stock options at exercise prices ranging from $1.32 to $2.42 per ordinary share.

(4)	Mr. Ratner is our Chief Executive Officer and a member of our Board. Includes an aggregate of 372,452 Ordinary Shares; Convertible Promissory Notes due 2009 to purchase 128,000 Ordinary Shares at a conversion price of $1.25 per share; Warrants purchased from WPG to purchase 20,947 Ordinary Shares at an exercise price of $2.75 per share; 48,000 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 750,000 Ordinary Shares issuable upon exercise of stock options at an exercise price of $2.30 per ordinary share.

(5)	Mr. Zuckerman is a member of our Board. Includes an aggregate of 780,739 Ordinary Shares; Convertible Promissory Notes due 2009 to purchase 294,400 Ordinary Shares at a conversion price of $1.25 per share; Warrants purchased from WPG to purchase 48,179 Ordinary Shares at an exercise price of $2.75 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 30,000 Ordinary Shares issuable upon exercise of stock options at exercise prices ranging from $1.32 to $2.42 per ordinary share.

(6)	Based on a Schedule 13G filed with the SEC on November 20, 2006. Include an aggregate of 800,000 Ordinary Shares; and 400,000 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per share. Rimon ZZ Management (2005) Ltd., an Israeli company (“Rimon ZZ”), is the general partner of Rimon Investments Master Fund L.P. Rimon ZZ is owned in equal parts by Messrs. Ziv Gil, Zvi Limon and Dan Tocatly, who also serve as Rimon ZZ’s directors. Accordingly, Messrs. Gil, Limon and Tocatly may be deemed to beneficially own, and share with Rimon ZZ and amongst themselves, the voting and investment powers with respect to both the Ordinary Shares held by, and the Ordinary Shares issuable to Rimon Master Fund L.P. Each of Messrs. Gil, Limon and Tocatly disclaims beneficial ownership of such shares.

(7)	Includes an aggregate of 867,989 Ordinary Shares; and 400,000 Ordinary Shares subject to currently exercisable options granted under our stock option plan, exercisable at an exercise price of $1.75 per share. Excludes 240,000 Ordinary Shares subject to options granted under our stock option plan, exercisable at an exercise price of $1.92 per share, which options become exercisable only in the event of a change of control of us.

(8)	Mr. Biran is a member of our board. Include an aggregate of 863,720 Ordinary Shares; and 40,000 Ordinary Shares issuable upon exercise of stock options, exercisable at exercise prices ranging from $1.32 to $2.42 per share.

*PROPOSALS FOR THE 2007 ANNUAL GENERAL MEETING*

ITEM 1 –ELECTION OF FIVE DIRECTORS
(Item 1 on the Proxy Card)

        Our directors, other than the outside directors, are elected at each annual meeting of shareholders. We are presenting five nominees for election as directors at the Meeting, all such nominees being current members of our Board of Directors. These nominees were recommended to our Board of Directors by the Nominating Committee, which was formed in November 2004 to assist the Board in identifying individuals qualified to become Board members. The current members of the Nominating Committee are Mr. Zamir Bar-Zion, one of our outside directors, and Mr. Shimon Alon, Chairman of our Board of Directors. Our board of directors has determined that, except for Mr. Ratner, each of the nominees is independent within the meaning of applicable NASDAQ Marketplace Rules, or the NASDAQ rules.

        If elected, each of the following nominees will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

        The nominees, their present principal occupation or employment, the year in which each first became a director of Attunity and a brief biography are set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid to these nominees, see below under the caption “Executive Compensation.”

Name	Principal Occupation or Employment	Age	Director Since

Shimon Alon (1)	Chairman of our Board of Directors	57	2004
Dov Biran	Professor of computers and information systems,
	Northeastern University	55	2003
Dan Falk	Director of companies	62	2002
Aki Ratner (1)	Our Chief Executive Officer	51	2004
Ron Zuckerman (1)	Director of companies	50	2004

(1) These directors were initially appointed to our Board of Directors pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, by and between Attunity and the investors named therein. Under the purchase agreement, the investors are entitled to designate two members for election to our Board so long as they continue to beneficially own at least 15% of our issued and outstanding Ordinary Shares, on an as converted basis (excluding unexercised warrants), and to designate one member for election to our Board so long as they continue to beneficially own at least 5% of our issued and outstanding Ordinary Shares, on an as converted basis (excluding unexercised warrants). We are required to use our best efforts to ensure that such director(s) is/are duly elected to the Board of Directors and, subject to applicable law and NASDAQ rules and regulations, to appoint such director(s) to each committee of our Board of Directors.

        Shimon Alon was appointed Chairman of our Board of Directors in May 2004.  From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a leading provider of application performance management.  Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon has served as an executive advisor to Veritas.  Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon is the chairman of the board of directors of e-Glue Software Technologies, Inc., a provider of productivity management solutions for call centers. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

        Dr. Dov Biran has been a director since December 2003. Since April 2007, Dr. Biran has been the Chief Executive Officer of Optimal Technologies, Ltd. Dr. Biran was a professor of computers and information systems at Northeastern University from September 2001 to April 2007. Prior thereto, Dr. Biran served as acting Chief Executive Officer, Chief Technology Officer and a director of Attunity from March 2000 through October 2001. Dr. Biran was the founder and president of Bridges for Islands, which was acquired by us in February 2000. For over thirty years he has held various positions in the IT area, including founder and Chief Executive Officer of Optimal Technologies, a consulting IT firm, Chief Information Officer of Dubek Ltd., officer in the computer unit of the Israeli Defense Forces and as an adjunct professor at Tel Aviv University. His areas of expertise include integration and Web technologies. Dr. Biran holds a B.Sc. degree in operations research and an M.B.A. and a Ph.D. degree in computers and information systems from Tel Aviv University.

        Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., a publicly traded company that provides cost-effective business software solutions. From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems. Mr. Falk is a member of the boards of directors of Orbotech, Nice Systems Ltd, Orad Hi-Tec Systems Ltd., Netafim Ltd, Dmatek Ltd., Poalim Ventures 1 Ltd, Clicksoftware Ltd., Ormat Technologies Inc., Plastopil Ltd and Nova Instruments Ltd. He holds an M.B.A. degree from the Hebrew University School of Business.

        Itzhak (Aki) Ratner was appointed as our Chief Executive Officer in September 2004 and has been a director since July 2004. He was the President of Precise from December 2000 to June 2003 and served as its Managing Director and Vice President of Research and Development from May 1997 to September 2000. After the acquisition of Precise by Veritas in June 2003, Mr. Ratner served as Senior Vice President for Integration at Veritas. Mr. Ratner served in the Israeli Air Force from 1981 to 1996, where he combined operational responsibilities between flying and numerous software development management positions. Mr. Ratner holds a B.Sc. degree in mathematics and computer science from Bar-Ilan University.

        Ron Zuckerman has been a director since May 2004. Mr. Zuckerman co-founded Precise Software solutions and served as its Chairman until it was acquired by Veritas in June 2003. Mr. Zuckerman co-founded Sapiens International and served as its Chairman and Chief Executive Officer until March 2000. Mr. Zuckerman is a director of GVT Holdings SA, a Brazilian telephone operator traded on the Brazilian Stock Exchange and is an investor and a director in several privately held companies. Mr. Zuckerman holds a B.Sc. degree in economics from Brandeis University.

        We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. Except as described above, we do not have any understanding or agreement with respect to the future election of any of the nominees named.

        It is proposed that at the Meeting, the following resolutions be adopted (with respect to each nominee):

        “RESOLVED, that Mr. Shimon Alon be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

        “RESOLVED, that Dr. Dov Biran be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

        “RESOLVED, that Mr. Dan Falk be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

        “RESOLVED, that Mr. Itzhak (Aki) Ratner be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”; and

        “RESOLVED, that Mr. Ron Zuckerman be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law.”

        Shareholders may vote in favor of the election of all the nominees named above, or may vote against all or some of such nominees. The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to elect each of the nominees named above as a director.

        The Board of Directors recommends a vote FOR the election of all of the nominees named above.

Executive Compensation

        The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers
as a group, consisting of 10 persons
for the year ended December 31, 2006	$838,000	$121,000

        We provide automobiles to our executive officers in Israel pursuant to standard policies and procedures.

        During 2006, an aggregate sum of approximately $121,000 was set aside by us to provide pension, retirement and severance benefits to directors and executive officers.

        In accordance with the approval of our shareholders, non-employee directors receive an annual fee of $9,000 and an attendance fee of $300 per meeting attended.

        In November 2004, our Audit Committee and Board of Directors adopted a policy, according to which each of our non-employee directors, who may serve from time to time, including our continuing outside directors, will be granted options, as follows:

—	grant of options under our stock option plans to purchase 10,000 Ordinary Shares for each year for which such non-employee director holds office;

—	an exercise price of all options equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., beginning with a grant of options to purchase 10,000 Ordinary Shares with an exercise price equal to the fair market value of the Ordinary Shares, which is equal to the closing price of the Company’s stock on the date of the annual general meeting of shareholders in which such director is elected or reelected);

—	the options will become fully vested within 12 months after the date of the grant; and

—	any outstanding options that are not vested at the time of termination of the director’s service with the Company will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

        In 2006, we granted to our directors and executive officers options to acquire an aggregate of 60,000 Ordinary Shares, at exercise prices of $1.32 per share. Such options will expire in December 2012.

        Mr. Ratner, our Chief Executive Officer, receives compensation in accordance with his employment agreement with us. For details about such agreement, see Item 6B to our annual report on Form 20-F for the year ended December 31, 2006 (filed with the SEC on March 30, 2007).

ITEM 2 – ELECTION OF OUTSIDE DIRECTOR
(Item 2 on the Proxy Card)

        Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to appoint at least two outside directors. To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the company or the company’s affiliates, as such terms are defined in the Companies Law. The term “affiliation” includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director.

        The outside directors generally must be elected by the shareholders. The initial term of an outside director is three years and he or she may be reelected to one additional term of three years. Thereafter, our outside directors may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company. Under the Companies Law, each committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one outside director, except that the audit committee must be comprised of at least three directors, including all of the outside directors.

        Mr. Zamir Bar-Zion was elected as an outside director of the Company in December 2004 and his initial term of office expires at the Meeting. Pursuant to the recommendation of all of our independent directors (other than Mr. Bar-Zion), shareholders will be asked at the meeting to re-elect Mr. Bar-Zion as an outside director for a further term of three years. Ms. Anat Segal, who was re-elected as an outside director of the Company in December 2005 for a three-year term, will continue as an outside director until our 2008 annual general meeting of shareholders.

        At the Meeting, shareholders will be asked to re-elect Mr. Bar-Zion as an outside director of the Company for a term of three years. The Company has received a declaration from such nominee, confirming his qualifications under the Companies Law to be elected as an outside director of the Company.

        A brief biography of the nominee is set forth below. For details about beneficial ownership of our shares held by such nominee, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation granted to such nominee, see above under the caption “Executive Compensation.”

        Zamir Bar-Zion has been an outside director since December 2004. Mr. Bar-Zion served as Managing Director for Nessuah Zannex & Co./USBancorp Piper Jaffray from 1998 through 2001. From 1995 to 1998, Mr. Bar-Zion served as a private financial consultant. Since 2001 Mr. Bar-Zion has managed his independent advisory practice providing private financial counseling. As of May 2004, Mr. Bar-Zion rejoined Excellence Neshua/Piper Jaffray as the Managing Director Investment Banking in Israel until January 2006. Since May 2006, Mr. Bar-Zion manages Jefferies Broadview alliances with Leumi & Co. Mr. Bar-Zion received his B.Sc. in Computer Science and Finance from New York Institute of Technology, an M.A. from the Department of Finance from Pace University, New York, and a PMD from the Program Management Development Program at Harvard University.

        It is proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that Mr. Bar-Zion be re-elected as an outside director of Attunity for an additional term of three years.”

        Approval of the above resolution will require the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as such term is defined in the Companies Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of Attunity’s outstanding shares. As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law. Subject to the Companies Law, in the event that Mr. Bar-Zion should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their best judgment to be suitable to serve as an outside director.

        The Board of Directors recommends a vote FOR the election of the nominee named above as an outside director.

Outside Directors Continuing in Office

        Anat Segal, who was elected as outside director of the Company to serve until December 2008, continues to serve the Company as an outside directors. A brief biography of Ms. Segal follows.

        Anat Segal has been an outside director since December 2002. Ms. Segal is the Chief Executive Officer and one of the founding partners of Xenia Venture Capital, an investment firm operating a technological incubator which invests in technology and medical devices at seed stages. Since 2000 Ms. Segal has managed her independent advisory practice providing strategic counseling and investment banking services to high-tech companies. From 1998 to early 2000, she served as the Managing Director and Head of Corporate Finance of Tamir Fishman & Co., the then Israeli strategic affiliate of Hambrecht and Quist. From 1996 to 1998, she served as a Vice President of Investment Banking, Robertson Stephens & Co/Evergreen. From 1990 to 1996, Ms. Segal held senior positions with Bank Hapoalim Group and Poalim Capital Markets. Ms. Segal serves as a director of Orad Hi-Tec Systems Ltd. and Prior-Tech Ltd. Ms. Segal holds a B.A. degree in Economics and Management, an M.B.A. degree and an L.L.B. degree from Tel Aviv University.

ITEM 3 – RE-APPOINTMENT OF INDEPENDENT AUDITORS
(Item 3 on the Proxy Card)

        Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, as our auditors in 1992 and has reappointed the firm as our auditors since such time.

        At the Meeting, the shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer, and other accountants affiliated with Ernst & Young Global, also serve as auditors of our subsidiaries. They have no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of Kost Forer Gabbay & Kasierer is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

        At the Meeting, the shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors. With respect to the year 2006, we paid Kost Forer Gabbay & Kasierer $148,000 for auditing and audit-related services and $30,380 for tax related services.

        It is therefore proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the reappointment of the Kost Forer Gabbay & Kasierer as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

        The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 4 – REVERSE SHARE SPLIT
(Item 4 on the Proxy Card)

Background

        On August 7, 2007, we received a NASDAQ Staff Determination letter informing us that we failed to comply with the minimum $10 million stockholders’ equity requirement for continued listing on the NASDAQ Global Market. As a result, as of August 16, 2007, the Company has transferred the listing of its securities to the NASDAQ Capital Market.

        In order for our Ordinary Shares to continue to be quoted on the NASDAQ Capital Market, we must satisfy various listing standards established by NASDAQ. Among other things, our shares must maintain a closing bid price in excess of $1.00 per share as required under NASDAQ Marketplace Rule 4450(a)(5). On August 13, 2007, we received notice from NASDAQ informing us that we were not in compliance with this Rule because our Ordinary Shares had closed below $1.00 per share for the preceding 30 consecutive trading days. We were given 180 days, or until February 11, 2008, to regain compliance and, under certain circumstances, such period may be extended by additional 180 days. However, there can be no assurance that the market price of our Ordinary Shares in the future will sustain a level sufficient to maintain compliance with NASDAQ’s minimum bid price requirement nor with other NASDAQ listing maintenance standards.

        If a delisting were to occur, and our Ordinary Shares did not thereafter qualify for trading on the NASDAQ Capital Market, our Ordinary Shares may trade on the OTC Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. These alternatives are generally considered to be less efficient and less broad-based than the NASDAQ Capital Market.

Purpose of the Reverse Share Split

        The purpose of the reverse share split is to increase the market price per share of our Ordinary Shares. Our Board of Directors intends to effect a reverse share split only if it believes that a decrease in the number of shares outstanding is likely to improve the trading price of our Ordinary Shares and is necessary to continue our listing on the Nasdaq Capital Market. If the reverse share split is authorized by our shareholders, our Board of Directors will have the discretion to implement the reverse share split once during the next 12 months, or effect no reverse share split at all.

        Our Board of Directors has requested that shareholders approve an exchange ratio range, as opposed to approval of a specified exchange ratio, in order to give the Board of Directors maximum discretion and flexibility to determine the exchange ratio based, among other factors, upon prevailing market, business, economic and regulatory conditions at the time. It is important to note that it is not the intention of the Board of Directors to effect the reverse share split immediately after the Meeting, nor does it intend to exercise its authority to effect a reverse share split at the highest possible rate (one-to-eight), unless the Board will conclude that regulatory, market, business and economic conditions at the time so require. No further action on the part of the shareholders will be required to either effect or abandon the reverse share split.

        If shareholders approve the reverse share split but no reverse share split is effected within 12 months after the Meeting, the Board of Director’s authority to effect the reverse share split will terminate.

Position of the Board of Directors

        Our Board of Directors has unanimously recommended that our shareholders authorize the Board to effect a reverse share split of Ordinary Shares at a ratio, to be established by the Board in its sole discretion, not to exceed one-for-eight, or to abandon the reverse share split. This would require amendments to the Memorandum and Articles of Association that would (1) effect the reverse share split by reducing the number of our issued and outstanding Ordinary Shares, as well as the number of our authorized but unissued shares, by the ratio to be determined by the Board of Directors, not to exceed one-for-eight and (2) a proportionate increase in the par value based on the ratio to be determined by the Board of Directors.

        Our Board of Directors has determined that the continued listing of our Ordinary Shares on NASDAQ is in the best interests of our shareholders. If our Ordinary Shares were delisted from NASDAQ because of failure to satisfy the minimum $1.00 price per share requirement, trading in our Ordinary Shares would have to be conducted on the OTC Bulletin Board or in the “pink sheets”. Our Board of Directors believes that the benefits of the reverse share split outweigh the risks associated with such action, as described below.

Risks of a Reverse Share Split

        While our Board of Directors believes that the potential advantages of a reverse share split outweigh the risks, if the Board does effect a reverse share split, you should be aware that there is no assurance that:

—	our Ordinary Shares will trade at a price in proportion to the reduction in the number of outstanding shares resulting from the reverse shares split;

—	the reverse share split will result in a per share price high enough to attract and retain employees and strategic partners;

—	the bid price of our Ordinary Shares after a reverse share split will be maintained at or above $1.00;

—	our Ordinary Shares will not be delisted from NASDAQ for other reasons;

—	the liquidity of our Ordinary Shares will not be adversely affected by the reduced number of shares that would be outstanding after the reverse share split;

—	engaging in a reverse share split will not be perceived in a negative manner by investors, analysts or other stock market participants; or

—	the reverse share split will not result in some shareholders owning “odd-lots”of less than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares.

Effects of the Reverse Share Split on our Ordinary Shares

        A reverse share split will reduce the number of Ordinary Shares issued and outstanding and the number of shares authorized but unissued, into a proportionately fewer number of Ordinary Shares. It will also result in a further adjustment of the par value of our Ordinary Shares. For example, if our Board of Directors implements a one-for-five reverse share split of our Ordinary Shares, then a shareholder holding 500 Ordinary Shares, NIS 0.10 par value, before the reverse share split would hold 100 Ordinary Shares, NIS 0.50 par value, after the reverse share split, and the number of our authorized Ordinary Shares will decrease from 70,000,000 to 14,000,000 Ordinary Shares and the number of Ordinary Shares outstanding would decrease from 23,196,236 to 4,639,247. However, each shareholder’s proportionate ownership of the issued and outstanding Ordinary Shares immediately following the effectiveness of the reverse share split would remain the same.

        The reverse share split will also affect the outstanding options under our equity incentive plans, outstanding warrants and convertible notes. Generally, such securities include provisions providing for adjustments to the number of Ordinary Shares in the event of a reverse share split in order to maintain the same economic effect. For example, if our Board of Directors implements a one-for-five reverse share split, each of the outstanding options to purchase our Ordinary Shares would represent the right to purchase that number of Ordinary Shares equal to 20% of the Ordinary Shares previously covered by the options and the exercise price per share would be five times the previous exercise price.

Certain U.S. Federal Income Tax Consequences

        The following discussion summarizing certain U.S federal income tax consequences is based on the Internal Revenue Code of 1986, as amended, and is for general information only. It does not discuss consequences that may apply to special classes of taxpayers (e.g., non-resident aliens or broker-dealers). It also does not discuss state and local tax issues. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them.

        In very general terms, a reverse share split will not result in the recognition of gain or loss for U.S. federal income tax purposes. The adjusted tax basis of the aggregate number of new Ordinary Shares will be the same as the adjusted basis of the aggregate number of Ordinary Shares held by a shareholder immediately prior to the reverse share split and the holding period of the Ordinary Shares after the reverse share split will include the holding period of the Ordinary Shares held prior to the reverse share split. No gain or loss will be recognized by the Company as a result of the reverse share split.

Certain Israeli Tax Consequences

        The following discussion summarizing certain Israeli income tax consequences is based on the Israeli Income Tax Ordinance, 1961-5721, as amended, and the policy of the Israeli Tax Authority as currently in place, and is for general information only. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them.

        Generally, a reverse share split will be viewed for Israeli tax purposes as a sale of the Ordinary Shares held by each shareholder, with the consideration being the new Ordinary Shares received in the reverse share split. Such sale of Ordinary Shares will generally be viewed as a tax event for Israeli tax purposes and will result in the recognition of gain or loss for Israeli income tax purposes, unless an applicable exemption is provided in Israeli tax law or under an applicable treaty for the prevention of double taxation which exists between the State of Israel and the country of residence of the shareholder.

        However, we intend to approach the Israeli Tax Authority prior to the reverse share split in order to obtain an advanced tax ruling that will provide that Israeli tax will not be chargeable on the reverse share split. Such ruling is also expected to provide that the adjusted tax basis of the aggregate number of new Ordinary Shares will be the same as the adjusted tax basis of the aggregate number of Ordinary Shares held by a shareholder immediately prior to the reverse share split, and that for Israeli tax purposes the holding period of the new Ordinary Shares after the reverse share split will include the holding period of the Ordinary Shares held prior to the reverse share split.

No Appraisal Rights

         No appraisal rights are available under the Israeli Companies Law or under our Articles of Association to any shareholder who dissents from the proposal to approve the reverse share split.

Additional Information

        If and when our Board of Directors resolves to effect the reverse share split, we will publicly announce the same, including the ratio and additional details regarding the reverse share split, such as exchange of share certificates etc.

Proposed Resolutions

        It is therefore proposed that at the Meeting the following resolutions be adopted:

        “RESOLVED, that the Board of Directors is authorized, in its discretion (as described below), to effect a reverse share split of the Company’s Ordinary Shares at a ratio not to exceed one-for-eight;

        RESOLVED, that the Board of Directors is authorized to determine whether or not to effect the reverse share split, and if so, to determine the effective date (to be no later than 12 months following the date of this shareholder resolution) and the ratio of the reverse share split (not to exceed one-for-eight), as in the discretion of the Board of Directors is necessary or desirable to maintain the listing of the Ordinary Shares on the NASDAQ Stock Market based on the market, business and economic conditions prevailing at the time of such determination and such other factors deemed relevant by the Board of Directors, such determination to be conclusive evidence of the necessity or desirability thereof; and that, if the Board of Directors resolves to effect the reverse share split, then, simultaneously, the par value of each Ordinary Share (currently, NIS 0.10) shall be increased in the ratio of the reverse share split;

        RESOLVED, that, if the reverse share split is effected, the issuance of such number of Ordinary Shares as is necessary, at the discretion of the Board of Directors, to treat fractional shares resulting from the reverse share split is hereby authorized;

        RESOLVED, that, if the reverse share split is effected, in order to reflect the foregoing resolutions, the first sentence of Article 4 of the Amended and Restated Articles of Association of the Company and Section 4 of the Company’s Memorandum of Association, as amended, be amended to read as follows:

‘The share capital of the Company is 7,000,000 (Seven Million NIS), divided into [_________] Ordinary Shares of NIS [___] par value each (the “Ordinary Shares”).’[to be completed following determination of the reverse share split ratio]

        RESOLVED, that if any amendment to the Amended and Restated Articles of Association or the Memorandum of Association of the Company is approved, at any time and from time to time, the Board of Directors of the Company shall be authorized, in its discretion, to restate the Articles of Association or Memorandum of Association of the Company, as applicable, to reflect such amendments.”

        The affirmative vote of not less than 75% of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolution.

        The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 5 – AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION
(Item 5 on the Proxy Card)

        Our Board of Directors approved, subject to the approval of the Company’s shareholders, the amendments to Articles 28 and 96 of the Company’s Articles of Association set forth in Appendix A hereto. In general, the proposed amendments to Articles 28 and 96 are intended to take into account new regulations promulgated under the Companies Law concerning notice of general meetings and to simplify the Company’s compliance with them. In particular, the proposed amendments are designed to establish the ability of the Company to communicate with the shareholders via electronic means, such as by way of announcing general meetings through newspaper publications and/or international wire services.

        It is therefore proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that Articles 28 and 96 of the Articles of Association of the Company be amended as set forth in Appendix A to the Proxy Statement dated November 22, 2007; and that the Company may restate the Articles of Association of the Company in accordance with such amendment.”

        The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 6 – PRIVATE PLACEMENT
(Item 6 on the Proxy Card)

Background

        The Company is currently contemplating raising up to $3 million in a private placement of convertible notes and warrants, to which we refer as the Transaction, and has recently engaged in discussions with several investors, or the Investors, in this respect. While no definitive agreements have been executed at this stage, nor is there any assurance that the Transaction will be completed, the Company’s shareholders will be asked to approve the key terms of the Transaction at the Meeting.

Reasons for the Transaction

        The Company deems the Transaction as a key step in implementing its business strategy. The main purpose of the transaction is to improve the Company’s cash position. As of September 30, 2007, the Company had cash and cash equivalents of approximately $2.5 million. The proceeds will be used for working capital and other general corporate purposes.

You should be aware that the following summary may contain certain forward-looking statements as that term is defined under the Private Securities Litigation Reform Act of 1995 and other United States Federal Securities Laws. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be attained.

Summary of Transaction

The following summary of the key terms of the proposed Transaction is primarily based on the Company’s discussion with certain potential Investors. Since no definitive agreements have been executed between the parties to date, the following summary is not, and should not be considered as, a complete description of all the terms of the Transaction and there can be no assurance that such definitive agreements will be executed or that the Transaction will be consummated.

—	Investment Amount: Up to $3,000,000

—	The Investors: The investors are expected to include institutional and private investors, including a group of investors led by Messrs. Shimon Alon, the Chairman of our Board of Directors, Aki Ratner, our Chief Executive Officer and a member of our Board, and Ron Zuckerman, a member of our Board, or collectively, the Management Group (for details regarding the Management Group’s beneficial ownership, see under “Security Ownership of Certain Beneficial Owners and Management” above). It should be noted that if the proposed Transaction closes, the conversion (or exercise price, as the case may be) of outstanding convertible debentures and warrants of the Company, some of which are held by the Management Group, will be adjusted downwards to the Conversion Price (see below) in accordance with the terms of such convertible debentures and warrants and, in the case of the debentures, the number of underlying shares will be increased proportionally.

—	Securities to be Issued: Convertible Notes and Warrants

—	Convertible Notes, Interest: The Convertible Notes, if issued, would mature 5 years following the closing of the Transaction and the principal amount thereof will bear interest at a floating annual rate of the LIBOR rate plus four and one-quarter percent (4.25%).

—	Conversion Price: The initial conversion price of the Convertible Notes will be equal to the average of the closing sale prices of our ordinary shares on the NASDAQ during the 60 trading days prior to the signing of the definitive agreements for the Transaction plus 20%. The conversion price will be subject to certain adjustments, including a price protection adjustment in the event that the Company issues securities in a price per share lower than the conversion price.

—	Warrants: At the closing, each of the potential Investors would be granted warrants to purchase up to the number of Ordinary Shares equal to 50% of the principal amount of the Convertible Notes divided by the Conversion Price. The Warrants will be exercisable for a period of three (3) years after the closing, for an exercise price per share equal to the Conversion Price, subject to certain adjustments, including a price protection adjustment in the event that the Company issues securities in a price per share lower than the exercise price.

—	Registration Rights: Each of the Investors will be granted registration rights pursuant to a Registration Rights Agreement to be executed between the parties at closing. Under the Registration Rights Agreement, the Company will undertake to file a registration statement covering the resale of the Ordinary Shares underlying the Convertible Notes and Warrants.

—	Maximum Shares: The maximum number of Ordinary Shares issuable upon conversion of the Convertible Notes and exercise of the Warrants will be, in the aggregate, 7.5 million shares (excluding any additional shares that may be issued if the antidilution protections are triggered following the closing), which represents approximately 32.3% of our outstanding share capital on a pre-issuance basis (24.8% on a post issuance basis).

Approvals

        NASDAQ Marketplace Rule 4350(i)(1)(D) provides that shareholder approval is required for transactions involving non-public offerings of securities where the sale, issuance or potential issuance of the securities being offered is below-market and involves 20% or more of the common stock or voting power of the Company outstanding before the issuance. At this time, based on the contemplated size of the Transaction and the potential issuance of Ordinary Shares related to the anti-dilution protection contained in the Convertible Notes, the Company is required to obtain shareholders approval under the NASDAQ rules.

The Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the Company is, and it hereby is, authorized to raise up to $3 million in a private placement of convertible notes and warrants on substantially the same terms of the Transaction, as described in Item 6 of the Proxy Statement, dated November 22, 2007; provided that (1) the definitive agreements of the Transaction shall be approved by the Audit Committee and Board of Directors of the Company, (2) the Transaction is completed within 90 days following this shareholder resolution, and (3) the maximum number of Ordinary Shares that will be issuable upon conversion of the Convertible Notes and exercise of the Warrants (excluding any additional shares that may be issued if the antidilution protections are triggered following the closing) will be, in the aggregate, no more than 7,500,000 shares.”

        The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

IMPORTANT NOTE: This is not an offer to sell, or the solicitation of an offer to buy, any securities of the Company. The securities to be offered in the private placement will not be registered under the Securities Act of 1933, as amended (the “Act”) or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act and applicable state securities laws.

DISCUSSION OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

        At the Meeting, the Auditors’ Report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2006 will be presented for discussion, as required by the Companies Law. The said Auditors’ Report and Consolidated Financial Statements, as well as our annual report on Form 20-F for the year ended December 31, 2006 (filed with the SEC on March 30, 2007), may be viewed on our website – www.attunity.com or through the EDGAR website of the SEC at www.sec.gov.

        A copy of the Auditors’ Report and Consolidated Financial Statements for year ended December 31, 2006, is also enclosed herewith. Any shareholder may receive a copy of the said reports and financial statements of Company, without charge, upon written request to the Company (attention: Mr. Dror Elkayam, VP Finance & Secretary). None of the Auditors’ Report, the Consolidated Financial Statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

        This item will not involve a vote of the shareholders.

OTHER MATTERS

        The Board of Directors currently knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of 2007 Annual Meeting of Shareholders; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors DROR ELKAYAM VP Finance & Secretary

November 22, 2007

APPENDIX A

Articles 28 and 96 of the Company’s Articles of Association
(Changes shown: proposed new text is underlined, text proposed to be deleted is struck-through)

28.     Unless a longer period for notice is prescribed by the Companies Law, at least ten (10) days and not more than sixty (60) days notice of any General Meeting shall be given, specifying the place, the day and the hour of meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to such shareholders as are under the provisions of these Articles, entitled to receive notices from the Company. Notices shall be given in any manner permitted under Article 96 and applicable law ~~by mail or by personal delivery to every registered shareholder of the Company, to his address as described in the Shareholders Register of the Company or such other address as designated by him in writing for this purpose~~. Provided that the accidental omission to give such notice to, or the non-receipt of such notice by, any such shareholder shall not invalidate any resolution passed or proceeding held at any such meeting and, with the consent of all the shareholders for the time being entitled to receive notice of meetings, a meeting may be convened upon a shorter notice or without notice, and generally in such manner as such shareholders may approve. Such consent may be given at the meeting or retrospectively after the meeting. If the shareholder did not provide the Company any address for the delivery of notices, the shareholder shall be deemed to have waived his right to receive notices.

96.     (a) A notice or any other document may be served by the Company upon any shareholder either personally or by sending it by prepaid mail in Israel (by air mail if sent to a place outside Israel, other than the U.S. or Canada, or by first class mail if sent within the U.S. or Canada) addressed to such shareholder at “his” address as reflected on the Company’s Shareholders Register or such other address as he may have designated in writing for the receipt of notices and other documents. Such designation may include a broker or other nominee holding shares at the instruction of the shareholder. Proof that an envelope containing a notice was properly addressed, stamped and mailed shall be conclusive evidence that notice was given. A declaration of an authorized person on behalf of the stock transfer agent of the Company or other distribution agent stating that a notice was mailed to a shareholder will suffice as proof of notice for purposes of this Article. Any written notice or other document shall be deemed to have been served forty-eight (48) hours after it has been mailed (seven (7) days if sent to a place or mailed at a place outside of Israel, forty-eight (48) hours if sent within the U.S. or Canada), or when actually received by the addressee if sooner than forty-eight (48) hours or seven (7) days, as the case may be, after it has been mailed, or when actually tendered in person to such shareholder (or to the Secretary or the President of the Company, as the case may be); provided, however, that such notice or other document mentioned above may be sent by facsimile and confirmed by registered mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such facsimile has been sent or when actually received by such shareholder (or by the Company), whichever is earlier. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served when received, notwithstanding that it was defectively addressed or failed in some respect to comply with the provisions of this Article.

(b)     Unless otherwise specified in bearer share warrants, the holders of such warrants shall not be entitled to receive notice of any General Meeting of the Company, and the Company is under no obligation to give notice of General Meetings to a person entitled to a share by virtue of its delivery to him, unless he is duly registered as a shareholder.

(c)     All notices to be given to the shareholders shall, with respect to any shares to which persons are jointly entitled, be given to whichever of such persons is named first in the Shareholders Register, and any notice so given shall be sufficient notice to the holders of such shares.

(d)     Any shareholder whose address is not described in the Shareholders Register, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(e)     Any notice or other document served upon or sent to any shareholder by publication in accordance with these Articles shall, notwithstanding that he be then deceased or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to be duly served or sent in respect of any shares held by him (either alone or jointly with others) until some other person is registered in his stead as the holder or joint holder of such shares, and such service or sending shall be a sufficient service on or sending to his heirs, executors, administrators or assigns and all other persons (if any) interested in such share.

(f)     Where a given number of days’ notice, or notice extending over any period, is required to be given, the day of service or mailing, actual transmission or delivery date or publication date as well as the date of the General Meeting shall be counted in such number of days or other period.

(g)     Notwithstanding anything to the contrary herein, notice by the Company of a General Meeting which is (A) published in one daily newspaper in the United States and in two daily newspapers in Israel, or (B) published in one international wire service, shall be deemed to have been duly given on the date of such publication to any shareholder.

ATTUNITY LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Aki Ratner and Dror Elkayam, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Attunity Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 31, 2007 at 10:00 a.m. at the offices of the Company, Kfar-Netter Industrial Park, Kfar-Netter, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Annual General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEMS 1 AND 2 AND (ii) PROPOSALS 3 – 6.

(Continued and to be signed on the reverse side)

2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF
ATTUNITY LTD.
December 31, 2007

>>	Please sign, date and mail your proxy card in the envelope provided as soon as possible.
>>	Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 1 AND PROPOSALS 2 AND 3. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	The election of five directors.

☐	FOR ALL NOMINEES

☐	WITHHOLD AUTHORITY FOR ALL NOMINEES

☐	FOR ALL EXCEPT (See instructions below)

NOMINEES:

(_)	Shimon Alon

(_)	Dov Biran

(_)	Dan Falk

(_)	Aki Ratner

(_)	Ron Zuckerman

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: (X)

2.	To elect Mr. Zamir Bar-Zion as outside director.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors and to authorize the board of directors to delegate to the audit committee the authority to fix the said independent auditors' remuneration in accordance with the volume and nature of their services.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	To authorize the Board of Directors to effect a reverse share split at a ratio not to exceed one-for-eight and to approve related amendments to the Company's Memorandum and Articles of Association.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	To approve amendments to Articles 28 and 96 of the Articles of Association, relating to delivery of notices.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.	To authorize the Company to raise up to $3 million in a private placement of convertible notes and warrants.

☐ FOR	☐ AGAINST	☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date __________, 2007

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.